                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                         SOUND SOURCE INTERACTIVE, INC.
                      ____________________________________
                                (Name of Issuer)

                                  Common Stock
                                par value $.001
                                ---------------
                         (Title of Class of Securities)

                                   83608K 107
                                   __________
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vincent J. Bitetti -- SSN ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]

                                                                        (b) [X]

_______________________________________________________________________________
3.   SEC USE ONLY

_______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
                    SOLE VOTING POWER
               5.
NUMBER OF           0 shares (See Item 4)

SHARES         ________________________________________________________________

BENEFICIALLY   SHARED VOTING POWER
               6.
                    1,274,684 shares (See Item 4)
OWNED BY       ________________________________________________________________

 EACH               SOLE DISPOSITIVE POWER
               7.
REPORTING           1,134,684 shares (See Item 4)

PERSON         ________________________________________________________________

 WITH               SHARED DISPOSITIVE POWER
               8.
                    200,000 shares (See Item 4)
_______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,374,684 shares (See Item 4)
_______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [_]
_______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     30.5% (See Item 4)
_______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
_______________________________________________________________________________

                                  Page 2 of 6 Pages
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Item 1(a).  Name of Issuer:
            --------------

            Sound Source Interactive, Inc. (the "Company")


Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            26115 Mureau Road, Suite B
            Calabasas, CA  91302-3126

Item 2(a).  Name of Person Filing:
            ---------------------

            Vincent J. Bitetti

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            26115 Mureau Road, Suite B
            Calabasas, CA  91302-3126

Item 2(c).  Citizenship:
            -----------

            United States

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, par value $.001 (the "Common Stock")

Item 2(e).  CUSIP Number:
            ------------

            83608K 107

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
            -----------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not applicable.

Item 4.     Ownership:
            ---------

            (a) Amount beneficially owned:  1,374,684 shares(1)

            (b) Percent of class:  30.5%(1)(2)

            (c) Number of shares as to which such person has:

                                  Page 3 of 6 Pages
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            (i)     Sole power to vote or to direct the vote:  0 shares (3).

            (ii)    Shared power to vote or to direct the vote:  1,274,684
                    shares(4)

            (iii)   Sole power to dispose or to direct the disposition of:
                    1,134,684 shares(5)

            (iv)    Shared power to dispose or to direct the disposition of:
                    200,000 shares(6)
__________________

          (1) Includes 1,234,684 shares of Common Stock of which Mr. Bitetti is the record owner. Also includes an additional 40,000 shares of Common Stock owned of record by ASSI, Inc. and 100,000 shares of Common Stock owned of record by Eric H. Winston, as to all of which shares Mr. Bitetti has shared voting or dispositive power as described in Notes
          (3) through (6) below.

          (2) Based on 4,515,099 shares of Common Stock outstanding as of January 31, 1998.

          (3) Includes 1,234,684 shares of Common Stock owned of record by Mr. Bitetti, and 40,000 shares of Common Stock owned of record by ASSI, Inc. Mr. Bitetti's voting power with respect to all such shares of Common Stock is shared, as described in Note (4) below.

          (4) Includes 1,234,684 shares of Common Stock of which Mr. Bitetti is the record owner, and 40,000 shares of Common Stock of which ASSI, Inc. is the record owner. Excludes 4,816,657 shares of Common Stock which ASSI, Inc. has the right to acquire from the Company pursuant to presently exercisable warrants as to which shares, when issued, Mr. Bitetti will have shared voting power.

          Mr. Bitetti has entered into voting agreements with Eric H. Winston, ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. Pursuant to these agreements, Messrs. Bitetti and Winston have agreed to vote all their Common Stock for three director nominees of ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. The Boston Group, L.P. has advised the Company that Joseph Stevens & Co., L.P. has assigned its right to nominate a Company director to The Boston Group, L.P. In addition, ASSI, Inc. has agreed to vote all of its shares of Common Stock for two directors nominated by Mr. Bitetti for as long as he holds at least 20 percent of the outstanding Common Stock, and for one director nominated by Mr. Bitetti for as long as he holds at least ten percent but less than 20 percent of the outstanding Common Stock. Messrs. Bitetti and Winston have granted irrevocable proxies to ASSI, Inc., and ASSI, Inc. has granted an irrevocable voting proxy to Mr. Bitetti, consistent with this voting agreement. The voting agreement with The Boston Group. L.P. and Joseph Stevens & Co., L.P. will terminate July 8, 2001. The voting agreement with


                                  Page 4 of 6 Pages
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          ASSI, Inc. will terminate when Messrs. Bitetti and Winston together cease to own at least ten percent of the Common Stock.

          (5) Of the 1,234,684 shares of Common Stock owned of record by Mr. Bitetti, excludes 100,000 shares which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti.

          (6) Includes 100,000 shares of Common Stock which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti and 100,000 shares of Common Stock owned of record by Mr. Winston, as to all 200,000 of which shares Mr. Bitetti holds a right of first refusal. Excludes 182,838 shares of Common Stock which Mr. Winston has the right to acquire from the Company pursuant to presently exercisable options as to which shares, when issued, Mr. Bitetti will have a right of first refusal.


Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [_]

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
                                     ------------------------------

          Not applicable.

Item 8.   Identification and Classification of Member of the Group:
          --------------------------------------------------------


          Not applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10.  Certification:
          -------------

          Not applicable.

                               Page 5 of 6 Pages
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Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 1998                     By: /s/ Vincent J. Bitetti
                                               --------------------------
                                               Vincent J. Bitetti


                               Page 6 of 6 Pages